

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2015

William Horwath
President, Treasurer and Director
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
2200 Ferdinand Porsche Drive
Herndon, VA 20171

> **Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed July 31, 2015**
> **File No. 333-205992**

Dear Mr. Horwath:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

[Subsequent Receivables], page 11

2.   We note that you contemplate a prefunding account to acquire additional receivables from the depositor. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one

year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

Credit Risk Retention, page 41

3.   Please revise to provide a description in this section of the material terms of the eligible vertical interest, eligible horizontal residual interest and eligible horizontal cash reserve account as required by Rules 4(c)(1)(i)(B), 4(c)(1)(iii)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246), respectively. In the alternative, we believe it would be acceptable to comply with the requirements by including references in this section to other specific summary disclosure in the prospectus about, for example, the priority of payments and events of default and acceleration for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest or reserve account meets the risk retention requirements for an eligible vertical interest, eligible horizontal residual interest or eligible horizontal cash reserve account, as applicable.

4.   We note your placeholders for descriptions of the fair value methodology. Please revise your disclosure to include a description of the valuation methodology used to calculate fair values, including descriptions of all key inputs and assumptions used to measure the fair value that either could have a material impact on the fair value calculation or would be material to a prospective investor's ability to evaluate the sponsor's fair value calculations. In addition, to the extent you intend to disclose a range of fair values, please disclose the method by which you will determine the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR.

5.   We note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Rule 12 of Regulation RR.

6.   We note that your disclosure on page 14 that collections on the receivables, to the extent available for the risk retention reserve account, will be added to the risk retention reserve account on each payment date, until the amount in the risk retention reserve account equals the specified risk retention reserve account balance. The risk retention rules require that an eligible horizontal cash reserve account be fully funded at closing.

7.   We note that the disclosure of the priority of payments for principal, the priority of payments for interest and the priority of payments for both interest and principal after and during an event of default do not include disclosure of the process by which funds on deposit in the risk retention reserve account are distributed. You are required to disclose material terms of an eligible horizontal cash reserve account. Please refer to Rule 4(b) and Rule 4(c)(iii) of Regulation RR. Therefore, please revise your disclosure to explain the process by which funds on deposit are distributed in an appropriate location in the prospectus.

Asset Representations Reviewer, page 47

8.   We note your disclosure that the asset representations reviewer is not affiliated with any of the transaction parties listed. Please revise to also make clear that the asset representations reviewer "will not" be affiliated with any of the transaction parties.

9.   Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will disclose if/when the asset representations reviewer has resigned, been removed or been substituted, as applicable.

Review of Pool Assets, page 57

10.   Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Delinquency Trigger, page 78

11.   Refer to the second paragraph. We note your disclosure in brackets with respect to the information required under Item 1113(a)(7)(i) of Regulation AB. Please tell us if you plan to provide the information before effectiveness of the registration statement.

12.   Please tell us why the sentence describing the delinquency trigger (and not just the amount of the percentages) is in brackets. Please tell us whether you intend to change the delinquency trigger for each offering. We expect that the delinquency trigger will be an objective, specified threshold "negotiated by sponsors and investors in advance of the ABS issuance." Refer to General Instruction I.B.1(b)(C)(1) of Form SF-3 and Section V.B.3(a)(2)(c)(i)(a) of the 2014 Regulation AB II Adopting Release.

Asset Review Voting, page 78

13.   Please explain the brackets around "for that Payment Date." Is there an alternative measurement date?

14.   We note your disclosure on page 34 that "because the notes are in book-entry form, your rights can only be exercised indirectly." Please revise your disclosure to provide the procedures for how a vote through DTC will occur.

15.   We note your disclosure that "any such vote shall be (i) initiated no later than 90 days from the payment date on which the Delinquency Trigger was breached and (ii) completed no later than 150 days from the payment date on which the Delinquency Trigger was breached." Please provide us with your analysis of why you believe such time periods are

sufficient for investors to be able to utilize the investor communication shelf provision. Please make sure you take into account relevant procedures and timelines, including DTC-related procedure and timing considerations, as part of your analysis.

16.   Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release (stating "the maximum percentage of investors' interest in the pool required to initiate a vote may not be greater than 5% of the total investors' interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)").

17.   Please revise to confirm that the monthly distribution report filed by the depositor on Form 10-D will also include when a vote has been called and that the requisite percentage of investors have voted to direct a review, as applicable.

Asset Review, page 79

18.   We note your disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

19.   We note your disclosure that "under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date." While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

20.   We note your disclosure that "[t]he asset representations reviewer will only be responsible for determining whether there was noncompliance with of any Eligibility Representation with respect to any Subject Receivable, and will not determine whether such noncompliance gives rise to an obligation to repurchase the related Subject Receivable." We further note your disclosure that, [i]f the asset representations reviewer determines that there was such a breach, the sponsor and the depositor will determine whether the sponsor or the depositor, as applicable, would be required to make a repurchase." (emphasis added) Please revise to clarify that the asset representations reviewer will not be the party responsible for determining whether noncompliance with representations or warranties constitutes a breach of any contractual provision. Refer to General Instruction I.B.1(b) of Form SF-3.

21.   We note your disclosure that, "[i]n conducting this investigation, VW Credit and the depositor, as applicable, will refer to the information available to it, including the asset representation reviewer's report." We also note you disclosure elsewhere that the owner trustee and indenture trustee may (but are not required to) notify VW Credit or the depositor of a breach by delivering written notice to VW Credit or the depositor. Please revise to clarify which transaction party will make a determination that noncompliance with the representations and warranties constitutes a breach of a contractual provision.

Dispute Resolution, page 80

22.   Please revise to clarify how the requesting party will be informed of the status of the repurchase request.

23.   We note your bracketed disclosure that "the depositor, the issuing entity, the owner trustee… or the indenture trustee (in its discretion or at the direction of the noteholder)" may utilize the dispute resolution provision. Please revise your disclosure to describe how investors (i.e., beneficial owners) may utilize the dispute resolution provision and explain the process that will be used to notify the transaction parties of a repurchase request and a referral to dispute resolution.

24.   We note your disclosure that "any mediation and arbitration… will be subject to certain confidentiality restrictions…" Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

25.   Please describe the conditions set forth in the sale and servicing agreement which would restrict an investor's ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

Exhibits

26.   Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3850 with any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

Cc: Stuart M. Litwin, Esq